Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Fourth Quarter and Full Year 2025 Financial Results

BEIJING, March 19, 2026 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial and Operational Snapshots

•	Net revenues were RMB470.2 million (US$67.2 million), compared to RMB483.5 million in the fourth quarter of 2024.

•	Gross billings (non-GAAP) were RMB305.7 million (US$43.7 million), compared to RMB412.4 million in the fourth quarter of 2024.

•	Gross profit was RMB408.1 million (US$58.4 million), compared to RMB401.8 million in the fourth quarter of 2024.

•	Net income was RMB38.4 million (US$5.5 million), compared to RMB57.8 million in the fourth quarter of 2024.

•	Net income margin[1] was 8.2% in the fourth quarter of 2025, compared to 12.0% in the fourth quarter of 2024.

•	New student enrollments[2] were 114,058, compared to 172,200 in the fourth quarter of 2024.

•	As of December 31, 2025, the Company’s deferred revenue balance was RMB585.3 million (US$83.7 million), compared to RMB916.5 million as of December 31, 2024.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

Full Year 2025 Financial and Operational Snapshots

•	Net revenues were RMB2,019.9 million (US$288.8 million), compared to RMB1,990.2 million in 2024.

•	Gross billings (non-GAAP) were RMB1,467.4 million (US$209.8 million), compared to RMB1,555.4 million in 2024.

•	Gross profit was RMB1,755.5 million (US$251.0 million), compared to RMB1,672.6 million in 2024.

•	Net income was RMB365.6 million (US$52.3 million), compared to RMB342.1 million in 2024.

•	Net income margin was 18.1%, compared to 17.2% in 2024.

•	New student enrollments were 579,788, compared to 674,649 in 2024.

“2025 was a year defined by discipline and precision for Sunlands,” said Tongbo Liu, Chief Executive Officer of Sunlands. “We delivered our 19th consecutive quarter of profitability, with solid operating income and positive operating cash flow for the full year. These results reflect the deliberate choices we made throughout the year: becoming more selective in customer acquisition, strengthening delivery consistency, and improving organizational efficiency.  ”

“Looking ahead, we remain focused on the parts of our business where learner value and operating quality can reinforce one another over time,” Liu continued. “Interest-based learning, particularly among senior learners, is becoming an increasingly important growth driver, supported by strong engagement, high repurchase rates, and a long runway for development. At the same time, we are advancing the practical application of AI across curriculum design, service delivery, and user experience. As we enter 2026, we will continue to place greater emphasis on achieving high-quality growth.”

“Our 2025 financial performance embodies disciplined growth, operational efficiency and prudent capital allocation. Profitability and gross margin improved steadily, backed by healthy operating cash flow that bolsters our financial flexibility for strategic investments and navigating market uncertainties. We optimized cost structures while increasing R&D spending to build long-term technological capabilities, reflecting a shift from scale-focused to quality-driven operations. With strong liquidity and a robust balance sheet at year-end, we enter 2026 with a proven operational foundation. We are well-positioned to seize core market opportunities and drive sustainable, high-quality growth ahead.” said Mr. Hangyu Li, Finance Director of Sunlands.

Financial Results for the fourth quarter of 2025

Net Revenues

In the fourth quarter of 2025, net revenues decreased by 2.7% to RMB470.2 million (US$67.2 million) from RMB483.5 million in the fourth quarter of 2024.

Cost of Revenues

Cost of revenues decreased by 23.9% to RMB62.1 million (US$8.9 million) in the fourth quarter of 2025 from RMB81.7 million in the fourth quarter of 2024. The decrease was mainly due to declined cost of revenues from sales of goods such as learning materials and books.

Gross Profit

Gross profit increased by 1.6% to RMB408.1 million (US$58.4 million) in the fourth quarter of 2025 from RMB401.8 million in the fourth quarter of 2024.

Operating Expenses

In the fourth quarter of 2025, operating expenses were RMB302.9 million (US$43.3 million), representing a 13.8% decrease from RMB351.3 million in the fourth quarter of 2024.

Sales and marketing expenses decreased by 19.0% to RMB254.9 million (US$36.5 million) in the fourth quarter of 2025 from RMB314.8 million in the fourth quarter of 2024. The decrease was mainly due to the decrease of compensation for sales personnel and the spending on branding and marketing activities focused on interest courses offerings.

General and administrative expenses increased by 25.9% to RMB40.2 million (US$5.8 million) in the fourth quarter of 2025 from RMB32.0 million in the fourth quarter of 2024.  The increase was mainly due to increased compensation expenses related to the Company’s general and administrative personnel.

Product development expenses increased by 71.3% to RMB7.7 million (US$1.1 million) in the fourth quarter of 2025 from RMB4.5 million in the fourth quarter of 2024. The increase was mainly due to increased outsourcing service fee for the Company’s technology development.

Net Income

Net income for the fourth quarter of 2025 was RMB38.4 million (US$5.5 million), as compared to RMB57.8 million in the fourth quarter of 2024.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB5.72 (US$0.82) in the fourth quarter of 2025.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2025, the Company had RMB576.8 million (US$82.5 million) of cash, cash equivalents and restricted cash and RMB235.9 million (US$33.7 million) of short-term investments, as compared to RMB507.2 million of cash and cash equivalents and RMB276.0 million of short-term investments as of December 31, 2024.

Deferred Revenue

As of December 31, 2025, the Company had a deferred revenue balance of RMB585.3 million (US$83.7 million), as compared to RMB916.5 million as of December 31, 2024.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of December 31, 2025, the Company had repurchased an aggregate of 815,399 ADSs for approximately US$4.8 million under the share repurchase program.

Financial Results for the Year 2025

Net Revenues

In the year of 2025, net revenues increased by 1.5% to RMB2,019.9 million (US$288.8  million) from RMB1,990.2 million in the first year of 2024.

Cost of Revenues

Cost of revenues decreased by 16.7% to RMB264.4 million (US$37.8 million) in the year of 2025 from RMB317.6 million in the year of 2024. The decrease was mainly due to declined cost of revenues from sales of goods such as learning materials and books, and declined cooperation costs.

Gross Profit

Gross profit increased by 5.0% to RMB1,755.5 million (US$251.0 million) from RMB1,672.6 million in the year of 2024.

Operating Expenses

In the year of 2025, operating expenses were RMB1,311.0 million (US$187.5 million), representing a 4.6% decrease from RMB1,374.7 million in the year of 2024.

Sales and marketing expenses decreased by 6.5% to RMB1,137.6 million (US$162.7 million) in the year of 2025 from RMB1,216.9 million in the year of 2024.

General and administrative expenses increased by 8.3% to RMB143.8 million (US$20.6 million) in the year of 2025 from RMB132.8 million in the year of 2024.

Product development expenses increased by 18.2% to RMB29.6 million (US$4.2 million) in the year of 2025 from RMB25.0 million in the year of 2024. The increase was mainly due to increased compensation expenses related to headcount expansion of the Company’s product development personnel.

Net Income

Net income for 2025 was RMB365.6 million (US$52.3 million), compared with RMB342.1 million in the year of 2024.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB54.28 (US$7.76) in the year of 2025, compared with RMB50.12 in the year of 2024.

Outlook

For the first quarter of 2026, Sunlands currently expects net revenues to be between RMB420 million to RMB440 million, which would represent a decrease of 9.8% to 13.9% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9931 to US$1.00, the effective noon buying rate for December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 6:30 AM U.S. Eastern Time, (6:30 PM Beijing/Hong Kong time) on March 19, 2026, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI88fc6ed315134f59b4b04e27482ea94a

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company’s services either through PC or mobile applications. The Company’s online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company’s proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. Adjusted EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, income tax expenses and impairment loss on long-lived assets. We believe that gross billings, EBITDA and adjusted EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, adjusted EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings, EBITDA and adjusted EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands’ goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands’ filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	507,229	575,740	82,330
Restricted cash	-	1,023	146
Short-term investments	276,029	235,937	33,739
Prepaid expenses and other current assets	96,916	82,566	11,807
Deferred costs, current	4,139	22,125	3,164
Total current assets	884,313	917,391	131,186
Non-current assets
Property and equipment, net	758,215	662,178	94,690
Intangible assets, net	723	250	36
Right-of-use assets	110,154	99,111	14,173
Deferred costs, non-current	56,657	10,643	1,522
Long-term investments	260,083	318,791	45,587
Deferred tax assets	24,699	19,104	2,732
Other non-current assets	26,319	19,750	2,824
Total non-current assets	1,236,850	1,129,827	161,564
TOTAL ASSETS	2,121,163	2,047,218	292,750

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	404,865	366,011	52,342
Deferred revenue, current	382,047	384,334	54,959
Lease liabilities, current portion	8,317	9,104	1,302
Long-term debt, current portion	6,154	-	-
Total current liabilities	801,383	759,449	108,603

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	534,463	200,960	28,737
Lease liabilities, non-current portion	137,040	129,564	18,527
Deferred tax liabilities	5,724	5,786	827
Other non-current liabilities	7,309	7,392	1,057
Long-term debt, non-current portion	35,386	-	-
Total non-current liabilities	719,922	343,702	49,148
TOTAL LIABILITIES	1,521,305	1,103,151	157,751

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2024 and December 31, 2025, respectively; 2,600,779 and 2,538,047 shares
outstanding as of December 31, 2024 and December 31, 2025, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2024 and December 31, 2025, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2024 and December 31, 2025, respectively)	1	1	-
Treasury stock	-	-	-
Statutory reserves	11,083	22,440	3,209
Accumulated deficit	(1,840,285)	(1,486,011)	(212,497)
Additional paid-in capital	2,294,381	2,287,553	327,116
Accumulated other comprehensive income	136,164	121,570	17,384
Total Sunlands Technology Group shareholders’ equity	601,345	945,554	135,212
Non-controlling interest	(1,487)	(1,487)	(213)
TOTAL SHAREHOLDERS’ EQUITY	599,858	944,067	134,999
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,121,163	2,047,218	292,750

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2024	2025
	RMB	RMB	US$
Net revenues	483,477	470,192	67,237
Cost of revenues	(81,687)	(62,133)	(8,885)
Gross profit	401,790	408,059	58,352

Operating expenses
Sales and marketing expenses	(314,847)	(254,935)	(36,455)
Product development expenses	(4,492)	(7,694)	(1,100)
General and administrative expenses	(31,956)	(40,231)	(5,753)
Total operating expenses	(351,295)	(302,860)	(43,308)
Income from operations	50,495	105,199	15,044
Interest income	11,149	5,040	721
Interest expense	(758)	(58)	(8)
Other income, net	7,058	7,941	1,136
Impairment loss on long-lived assets	-	(67,931)	(9,714)
Income before income tax expenses
and loss from equity method investments	67,944	50,191	7,179
Income tax expenses	(8,275)	(11,613)	(1,661)
Loss from equity method investments	(1,863)	(204)	(29)
Net income	57,806	38,374	5,489

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	57,806	38,374	5,489
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	8.55	5.72	0.82
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,761,323	6,704,595	6,704,595

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended December 31,
	2024	2025
	RMB	RMB	US$
Net income	57,806	38,374	5,489
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	24,246	(11,127)	(1,591)
Unrealized (loss)/gain on available-for-sale investments,
net of tax effect of nil	(24,083)	3,041	435
Total comprehensive income	57,969	30,288	4,333
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	57,969	30,288	4,333

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2024	2025
	RMB	RMB
Net revenues	483,477	470,192
Less: other revenues	(81,373)	(67,887)
Add: tax and surcharges	21,694	16,961
Add: ending deferred revenue	916,510	585,294
Add: ending refund liability	112,342	64,393
Less: beginning deferred revenue	(920,593)	(695,459)
Less: beginning refund liability	(119,618)	(67,828)
Gross billings (non-GAAP)	412,439	305,666

Net income	57,806	38,374
Add: income tax expenses	8,275	11,613
Add: depreciation and amortization	7,319	7,170
Add: interest expense	758	58
Less: interest income	(11,149)	(5,040)
EBITDA (non-GAAP)	63,009	52,175
Add: Impairment loss on long-lived assets	-	67,931
Adjusted EBITDA (non-GAAP)	63,009	120,106

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2024	2025
	RMB	RMB	US$
Net revenues	1,990,204	2,019,881	288,839
Cost of revenues	(317,570)	(264,424)	(37,812)
Gross profit	1,672,634	1,755,457	251,027

Operating expenses
Sales and marketing expenses	(1,216,912)	(1,137,631)	(162,679)
Product development expenses	(25,008)	(29,553)	(4,226)
General and administrative expenses	(132,809)	(143,796)	(20,563)
Total operating expenses	(1,374,729)	(1,310,980)	(187,468)
Income from operations	297,905	444,477	63,559
Interest income	38,824	23,643	3,381
Interest expense	(5,293)	(852)	(122)
Other income, net	26,296	30,121	4,307
Loss on disposal of subsidiaries	(838)	-	-
Impairment loss on long-lived assets	-	(67,931)	(9,714)
Income before income tax expenses
and loss from equity method investments	356,894	429,458	61,411
Income tax expenses	(1,300)	(59,297)	(8,479)
Loss from equity method investments	(13,512)	(4,530)	(648)
Net income	342,082	365,631	52,284

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	342,082	365,631	52,284
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	50.12	54.28	7.76
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,824,824	6,736,373	6,736,373

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Years Ended December 31,
	2024	2025
	RMB	RMB	US$
Net income	342,082	365,631	52,284
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	16,971	(26,279)	(3,758)
Unrealized (loss)/gain on available-for-sale investments, net of tax effect of nil	(24,083)	11,685	1,671
Total comprehensive income	334,970	351,037	50,197
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	334,970	351,037	50,197

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2024	2025
	RMB	RMB
Net revenues	1,990,204	2,019,881
Less: other revenues	(287,179)	(248,650)
Add: tax and surcharges	77,734	75,322
Add: ending deferred revenue	916,510	585,294
Add: deferred revenue in connection with disposal of subsidiaries	3,423	-
Add: ending refund liability	112,342	64,393
Less: beginning deferred revenue	(1,113,923)	(916,510)
Less: beginning refund liability	(143,744)	(112,342)
Gross billings (non-GAAP)	1,555,367	1,467,388

Net income	342,082	365,631
Add: income tax expenses	1,300	59,297
Add: depreciation and amortization	29,467	28,792
Add: interest expense	5,293	852
Less: interest income	(38,824)	(23,643)
EBITDA (non-GAAP)	339,318	430,929
Add: Impairment loss on long-lived assets	-	67,931
Adjusted EBITDA (non-GAAP)	339,318	498,860